Exhibit 1

SESSA CAPITAL FILES LAWSUIT AGAINST ASHFORD HOSPITALITY PRIME

OVER

CHANGE IN CONTROL PROVISION

Claims “Proxy Penalty” Breaches Fiduciary Duty and Threatens to Penalize Shareholders

for Electing Non-Incumbent Directors

Highlights Growing Number of Corporate Governance Issues at Ashford Prime

Remains Committed to Nominating Control Slate of Five Highly Qualified Directors

at 2016 Annual Meeting

New York – February 3, 2016 – Sessa Capital (Master), L.P. (“Sessa”), owner of 8.2% of the outstanding common shares of Ashford Hospitality Prime, Inc. (NYSE: AHP) (“Ashford Prime” or the “Company”) and Ashford Prime’s third largest shareholder, today announced it has filed a lawsuit in the Circuit Court for Baltimore City, Maryland, against the Company. The suit seeks a ruling that the directors of Ashford Prime breached their fiduciary duties by inserting a change-in-control provision pertaining to shareholder elections (the “Proxy Penalty”) into the Company’s advisory agreement with the Company’s external adviser, Ashford Inc., an entity for which Monty Bennett, the Chairman and CEO of the Company, also serves as Chairman and CEO.

The Proxy Penalty imposes an outsized termination fee on the Company if shareholders elect a majority of directors not approved by the incumbent directors and thereafter Ashford Inc. elects to collect the fee. Sessa believes the Proxy Penalty is unjust and excessive, and is invalid and unenforceable under Maryland law. In the lawsuit, Sessa seeks an injunction prohibiting the Company from paying a termination fee triggered by shareholders choosing to elect new directors constituting a majority of the board.

John Petry, Sessa’s Founder and Managing Partner, stated, “We are disappointed that we had to resort to litigation to remove the Proxy Penalty. It should never have existed in the first place. We brought the litigation only after Ashford Prime failed to eliminate the Proxy Penalty in the coming election. Ashford Prime threatens to apply this massive termination fee to shareholder elections in a manner that undermines corporate democracy. From a corporate governance perspective, we feel that the Proxy Penalty is worse than a poison pill, because Ashford Prime’s directors and Ashford Inc. deliberately went around shareholders to create a contractual provision that financially coerces shareholders into supporting incumbents over ‘unapproved’ directors in an election.”

Petry continued, “Director elections are the primary safeguard that shareholders have against unresponsive directors, and the Proxy Penalty deters Ashford Prime shareholders from exercising their fundamental right to a fair election. Ashford Prime’s Board of Directors, by amending the advisory agreement with Ashford Inc. such that the losing directors can choose whether to approve their replacements or trigger a massive fee, has created an unfair election.

Unfortunately, we are left with no choice but to seek legal action to stop this self-serving conduct. We urge the Board to allow shareholders to vote for the directors of their choosing in a fair and open election.”

Petry added, “The number of corporate governance shortcomings at Ashford Prime continues to grow. Just yesterday, the Company enabled holders of its operating partnership units to purchase preferred voting shares of the Company for one penny per share. The recipients of this penny stock include Chairman Bennett, who stands to receive at least 1.27 million shares (for only $12,716), his father and other partners. In total, these new shares will represent approximately 13.3% of the Company’s voting interests, sold for $43,750.”

Petry concluded, “In October, Chairman Bennett said that the termination fee could be $4 to $5 per Company share. At the midpoint of this estimate, the fee would be almost $150 million, or nearly 50% of the Company’s market capitalization as of February 2, 2016. This estimated fee is approximately 17 times the $8.7 million base advisory fee paid to Ashford Inc., as reported in its most recent 10-K, and Sessa believes the termination fee is excessive and not customary for the industry. If Chairman Bennett’s numbers are correct, the Company would likely pay more to terminate the advisory agreement than it would pay in base fees for the remainder of the agreement’s entire 10-year term, based on the Company’s current market capitalization.”

As previously announced on January 15, 2016, Sessa has nominated a slate of five highly-qualified directors for election at the Company’s 2016 Annual Meeting of Stockholders. After the Company announced a strategic review process on August 28, 2015, Sessa communicated to the Company that a sale process on a level playing field for all potential bidders was the best way to maximize shareholder value. Yet nearly half a year later, the Company has provided neither meaningful action nor an update. Sessa continues to believe that the incumbent Ashford Prime Board has failed in its duties to Ashford Prime shareholders, and Sessa will defend its rights and the rights of all Ashford Prime shareholders.

Media Contacts:

Sard Verbinnen & Co

Dan Gagnier / Mark Harnett

212.687.8080

Daniel Goldstein

310.201.2040

Investor Contacts:

Innisfree M&A Incorporated

Scott Winter / Jonathan Salzberger

212.750.5833

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